December 7, 2004


Via Facsimile and U.S. Mail

John R. Leekley
Senior Vice President and General Counsel
Masco Corporation
21001 Van Born Road
Taylor, MI 48180


      Re:	Masco Corporation
      	Form S-4/A filed on December 1, 2004
      	File No. 333-120452

      	Schedule TO-I filed on December 1, 2004
      	File No. 5-10569

Dear Mr. Leekley:

	This is to advise you that the staff has reviewed only those portions of the above filings that relate to the application of the tender offer rules to the terms of the exchange offer. We have the following comments in that regard. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page
1. We note your response to prior comment number 2. The company should use a good-faith estimate to register the maximum amount of shares that could be issued upon conversion of the notes. If that estimate is insufficient, the company must file a new registration statement to register for resale additional shares. Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion.  See Phone Interp. 2S from the March
1999
Supplement (Securities Act Rules subsection). Please also make corresponding revisions to the legality opinion.

Exhibit 8.1

2. Revise the first paragraph of the opinion to clearly state that the discussion of the tax consequences contained in the prospectus under the heading "Material United States Tax Consequences" constitutes counsel`s legal opinion with respect to the tax consequences of the transaction.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions to Lesli Sheppard at (202) 942-1887 or,
in her absence, Chris Edwards at (202) 942-2842 or Julia Griffith, Special Counsel, Office of Mergers and Acquisitions, at (202) 942-1762. You may also call the undersigned Assistant Director at
(202)
942-1950, who supervised the review of your filing.



Sincerely,



Pamela A. Long
Assistant Director

cc:	Bruce K. Dallas, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, VA 94025
??

??

??

??

John R. Leekley
Masco Corporation
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE